Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

June 6, 2011

Item 3.	News Release

The Company’s news release dated June 6, 2011, was disseminated by Marketwire, Incorporated on June 6, 2011.

Item 4.	Summary of Material Change

The Company announced that its infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A., in a joint venture with Constructora MECO, has been awarded a contract by Minera Panama, S.A., a wholly owned subsidiary of Inmet Mining Corporation, to construct a 3.9 kilometre road.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manue, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated June 6, 2011

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Infrastructure Subsidiary Awarded Contract

Vancouver, BC - June 6, 2011: Petaquilla Minerals Ltd. (the “Company” or “Petaquilla”) is pleased to announce that its infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), in a joint venture with Constructora MECO, has been awarded a contract by Minera Panama, S.A. (“MPSA”), a wholly owned subsidiary of Inmet Mining Corporation, to construct a 3.9 kilometre road. The road will bypass the Company’s Molejon gold mine and, thus, provide MPSA with direct access to their copper project in the District of Donoso, Colon Province, Panama.

The joint venture between PDI Panama and Constructora MECO, one of Costa Rica’s leading infrastructure development companies, is part of a previously defined strategy to develop alliances designed to take competitive advantage of PDI Panama’s construction experience in the Petaquilla Mining District and its access to aggregate material at Molejon.

To further develop its business in Panama, PDI Panama has identified numerous opportunities including the development of mini hydro (i.e. run of river) plants, the construction of heap leach pads and roads as well as the manufacturing and sale of construction materials. To this effect, PDI Panama has entered into a contract to sell 1.8 million cubic metres of construction aggregate within the next five years to a Panamanian construction company and is in the process of evaluating other agreements with a combined value of approximately US$72 million.

By the end of the first quarter of Fiscal 2012, the Company intends to present a Plan of Arrangement, or some other tax favourable mechanism, for approval by the Toronto Stock Exchange and subsequent submission to Petaquilla’s shareholders, to spin out the infrastructure arm of the Company. The exchange ratio for the proposed future spin-out, as previously announced, will be one (1) share of PDI for every four (4) shares of Petaquilla.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.